Pharmacopeia Drug Discovery, Inc.
P.O. Box 5350
Princeton, NJ 08543

February 13, 2004

VIA EDGAR

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Pharmacopeia Drug Discovery, Inc.
Registration Statement on Form 10 (File No. 0-50523)

Dear Mr. Riedler:

        Pharmacopeia Drug Discovery, Inc. (the "Company") hereby requests the withdrawal, without prejudice, of the above-referenced general form for registration of securities on Form 10.

        The Securities and Exchange Commission (the "Commission") has not declared the above-referenced registration statement effective. The Company's grounds for withdrawal are to prevent the registration statement from becoming effective by lapse of time 60 days after the date of its original filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, before the Company has resolved all outstanding comments on the registration statement with the Commission.

Sincerely,

PHARMACOPEIA DRUG DISCOVERY, INC.

/s/ Michael G. Lenahan

Michael G. Lenahan
Executive Vice President, General Counsel
and Secretary